U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 5

               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

|_| Check this box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

|_| Form 3 Holdings Reported

|X| Form 4 Transactions Reported

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1. Name and Address of Reporting Person*

 Rosenwald              Lindsay                    A.
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   (Last)               (First)                 (Middle)

c/o Paramount Capital, Inc.
787 Seventh Avenue, 48th Floor
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                                    (Street)

 New York                 NY                    10019
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   (City)               (State)                 (Zip)


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2. Issuer Name and Ticker or Trading Symbol

Cell Therapeutics, Inc. (CTIC)

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3. IRS Identification Number of Reporting Person, if an Entity (Voluntary)


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4. Statement for Month/Year

December 2000
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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   |_|   Director                             |X|   10% Owner
   |_|   Officer (give title below)           |_|   Other (specify below)

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7. Individual or Joint/Group Filing (Check Applicable Line)
   |X|  Form filed by One Reporting Person
   |_|  Form filed by More than One Reporting Person

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* If the Form is filed by more than one Reporting Person, see Instruction
  4(b)(v).

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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                 5.             6.
                                                                 4.                              Amount of      Owner-
                                                                 Security Acquired (A) or        Securities     ship
                                                                 Disposed of (D)                 Beneficially   Form:     7.
                                                                 (Instr. 3, 4 and 5)             Owned at End   Direct    Nature of
                                      2.            3.           -----------------------------   of Issuer's    (D) or    Indirect
1.                                    Transaction   Transaction                  (A)             Fiscal Year    Indirect  Beneficial
Title of Security                     Date          Code             Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)    (Instr. 8)                   (D)             and 4)         (Instr.4) (Instr. 4)
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
Common Stock                          09/25/00       G               1,300       D                              D
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Common Stock                          11/16/00       G                 500       D                              D
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Common Stock                          12/29/00       G               5,000       D                              D
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Common Stock                          12/29/00       G              10,000       D               5,385,135(1)   D
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

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-                      Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.                Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   4.       or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Trans-   of (D)        (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     action   (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  Code     4 and 5)      Date     Expira-            Number  ity      Year      (I)      ship
Security            Secur-   Day/     (Instr.  ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    8)        (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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


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
Explanation of Responses:

1  See Attachment A.

Paramount Capital Asset Management, Inc. ("PCAM") is the general partner of each of the Aries Domestic Fund, L.P. ("Aries I") and Aries Domestic Fund II, L.P. ("Aries II"), each a Delaware limited partnership, and also serves as the investment manager of the Aries Master Fund II, a Cayman Island exempted company (the "Master Fund"), which also owns securities of the Issuer. Dr. Rosenwald is the chairman and sole stockholder of PCAM. As a result, Dr. Rosenwald and PCAM may be deemed to have voting and investment control over the securities of the issuer owned by the Aries Funds under Rule 16a-(a)(1) of the Securities Exchange Act of 1934. Dr. Rosenwald and PCAM disclaim beneficial ownership of the securities held by the Aries Funds, except to the extent of its pecuniary interest therein, if any.


             Lindsay Rosenwald                               February 14, 2001
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

                                  Attachment A

Securities beneficially owned by Dr. Rosenwald are presented on an as-converted basis and consist of the following:

1. 2,417,995 shares of Common Stock and Warrants to purchase 35,000 share of Common Stock owned directly by Dr. Rosenwald;

2. 780,578 shares of Common Stock issuable upon conversion of 1,688 shares of Series D Convertible Preferred Stock; Warrants to purchase 257,219 shares of Common Stock; and 743,027 shares of Common Stock, either purchased in the open market or received through a dividend, owned by The Aries Master Fund II;

3. 316,301 shares of Common Stock issuable upon conversion of 684 shares of Series D Convertible Preferred Stock; Warrants to purchase 104,229 shares of Common Stock; and 439,283 shares of Common Stock, either purchased in the open market or received through a dividend ,owned by Aries Domestic Fund, L.P.; and

4. 24,509 shares of Common Stock issuable upon conversion of 53 shares of Series D Convertible Preferred Stock; Warrants to purchase 8,076 shares of Common Stock; and 258,918 shares of Common Stock, either purchased in the open market or received through a dividend, owned by Aries Domestic Fund II, L.P.